UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)


                               Pharmanetics, Inc.
                        --------------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    71713J107
                                 (CUSIP Number)

                            Gregory Maloblocki, Esq.
                               Bayer Corporation
                                63 North Street
                                 Medfield, MA
                                  02052-1688

                                with a copy to:
                             Marilyn Mooney, Esq.
                           Fulbright & Jaworski L.L.P.
                           801 Pennsylvania Avenue, NW
                           Washington, D.C.  20004-2623
             ------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 January 1, 2003
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of this Schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  71713J107                                        Page 2 of 9 Pages

1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Bayer Corporation

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) | |
           (b) [ ]

3          SEC USE ONLY


4          SOURCE OF FUNDS


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
           [ ]

6          CITIZENSHIP OR PLACE OF ORGANIZATION
           Indiana

                            7        SOLE VOTING POWER
                                     0
        NUMBER OF
          SHARES            8        SHARED VOTING POWER
       BENEFICIALLY                  2,050,000
         OWNED BY
           EACH             9        SOLE DISPOSITIVE POWER
        REPORTING                    0
          PERSON
           WITH             10       SHARED DISPOSITIVE POWER
                                     2,050,000

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,050,000

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
           [ ]

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           20.9%

14         TYPE OF REPORTING PERSON
           CO

CUSIP No.  71713J107                                       Page 3 of 9 Pages

1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Bayer Aktiengesellshaft

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) | |
           (b) [ ]

3          SEC USE ONLY


4          SOURCE OF FUNDS


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
           [ ]

6          CITIZENSHIP OR PLACE OF ORGANIZATION
           Federal Republic of Germany

                            7        SOLE VOTING POWER
                                     0
        NUMBER OF
          SHARES            8        SHARED VOTING POWER
       BENEFICIALLY                  2,050,000
         OWNED BY
           EACH             9        SOLE DISPOSITIVE POWER
        REPORTING                    0
          PERSON
           WITH             10       SHARED DISPOSITIVE POWER
                                     2,050,000

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,050,000

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
           [ ]

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           20.9%

14         TYPE OF REPORTING PERSON
           CO


1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Bayer HealthCare LLC

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) | |
           (b) [ ]

3          SEC USE ONLY


4          SOURCE OF FUNDS


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
           [ ]

6          CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

                            7        SOLE VOTING POWER
                                     0
        NUMBER OF
          SHARES            8        SHARED VOTING POWER
       BENEFICIALLY                  2,050,000
         OWNED BY
           EACH             9        SOLE DISPOSITIVE POWER
        REPORTING                    0
          PERSON
           WITH             10       SHARED DISPOSITIVE POWER
                                     2,050,000

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,050,000

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
           [ ]

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           20.9%

14         TYPE OF REPORTING PERSON
           00

CUSIP No.  71713J107                                          Page 4 of 9 Pages

Item 2.  Identity and Background.

     This Statement is also being filed by Bayer HealthCare LLC ("BHC"), a Delaware limited liability company with its principal executive offices located at 511 Benedict Avenue, Tarrytown, NY 10591. BHC is a wholly owned subsidiary of the Company. The Company made a capital contribution of its Shares of Common Stock to BHC effective as of January 1, 2003. BHC plans to submit the share certificates to the Issuer for reissuance in its name as record holder.

    Information as to the executive officers and directors of the Company, Bayer and BHC is set forth in Exhibits A, B and C hereto.

     During the past five years, neither BHC nor, to the Company's knowledge, any of the persons listed in Exhibit A nor, to Bayer's knowledge, any of the persons listed in Exhibit B, nor to BHC's knowledge, any of the persons listed in Exhibit C has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the past five years, neither BHC nor, to the Company's knowledge, any of the persons listed in Exhibit A nor, to Bayer's knowledge, any of the persons listed in Exhibit B, nor to BHC's knowledge, any of the persons list in Exhibit C, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.  Interest in Securities of the Issuer.

     (a) As a result of the capital contribution from the Company, BHC beneficially owns the same 2,050,000 shares of Common Stock. To the best knowledge of BHC, no director or executive officer thereof beneficially owns any shares of Common Stock.

     (b) As the Company and BHC are wholly owned subsidiaries of Bayer, the Company, Bayer and BHC share voting and investment power over the 2,050,000 shares.

     (c) The Company, Bayer and BHC have not and, to the best knowledge of the Company, Bayer and BHC, no director or executive officer of the Company, Bayer or BHC, has effected any transactions in the Common Stock during the past 60 days.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

    As previously reported in the Schedule 13D dated April 23, 2001, the Company has certain preemptive rights to subscribe to new securities issued by the Issuer on a pro rata basis. The Company waived its preemptive rights with respect to the offering by the Issuer of a $9,580,000 private placement of preferred stock convertible into common stock at $6.00 per share and warrants for the purchase of an additional 510,932 common shares at $7.12 per share. In connection therewith, the Issuer and the Company entered that certain Amendment No. 1 to Common Stock Purchase Agreement dated as of April 30, 2003.

     This Amendment modifies and amends the Company's registration rights, preemptive rights and transfer restrictions. With respect to registration rights, the Amendment expands the number of demand registration rights available to the Company as long as the Issuer is Form S-3 eligible, provides certain piggyback registration rights to the Company, and addresses the allocation of registration rights as between the Company and holders of the Series B Preferred Stock.

     In addition, the Amendment allows the Company's registration rights and preemptive rights to be transferred along with any transfer of its shares. Finally, the Amendment alleviates and clarifies certain transfer restrictions with respect to shares held by the Company.

     The description of the Amendment is qualified in its entirety by reference to such amendment, a copy of which is filed as an exhibit to this statement on
Schedule 13D.

CUSIP No.  71713J107                                      Page 5 of 9 Pages


Item 7.  Material to be Filed as Exhibits.


               Exhibit A    Information  concerning  the  Company's  executive
                            officers and directors.
               Exhibit B    Information  concerning Bayer's executive officers
                            and directors.
               Exhibit C    Information  concerning BHC's  executive  officers
                            and directors.
               Exhibit D    Amendment No. 1 to Common Stock Purchase Agreement
                            made as of April 30, 2003 between Pharmanetics, Inc.
                            and Bayer Corporation

CUSIP No.  71713J107                                     Page 6 of 9 Pages



                                    Signature

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment to this statement is true and correct.

Date:  October 14, 2003              BAYER CORPORATION


                                By:  /s/ Joseph A. Akers
                                     -------------------------
                                     Joseph A. Akers
                                     Executive Vice President,
                                     Chief Administrative and Financial Officer

                                     BAYER HEALTHCARE LLC


                                By:  /s/ Frank Wenzel
                                     ------------------------
                                     Frank Wenzel
                                     Vice President, Biltroller
                                     and Chief Accounting Officer



                                     BAYER AKTIENGESELLSHAFT


                                By:  /s/ Klaus Kuehn
                                     ------------------------
                                     Klaus Kuehn
                                     Member, Board of Management

                                                                       Exhibit A


                DIRECTORS AND EXECUTIVE OFFICERS OF BAYER CORPORATION

     The name, business address, and present principal occupation or employment of each of the directors and executive officers of Bayer Corporation are set forth below. Unless otherwise indicated, the business address of each such director and executive officer is Bayer Corporation, 100 Bayer Road, Pittsburgh, PA 15205-9741. All the directors and executive officers listed below are citizens of the United States, except for Dr. Attila Molnar, Dr. Franz-Josef Berners and Dr. Richard Pott, who are citizens of the Federal Republic of Germany, Ian Paterson, who is a citizen of the United Kingdom, and Emil Lansu, who is a citizen of The Netherlands.

NAME AND BUSINESS ADDRESS                   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
- -------------------------                   -------------------------------------------
Dr. Attila Molnar.........................  Director, President and Chief Executive Officer
Dr. Franz-Joseph Berners..................  Director
  Bayer AG
  Bayer-Werk
  51368 Leverkusen
  Leverkusen, Germany
Dr. Richard Pott..........................  Director
  Bayer AG
  Bayer-Werk
  51368 Leverkusen
  Leverkusen, Germany
Joseph A. Akers...........................  Executive Vice President, Chief
                                            Administrative and Financial Officer
Gary S. Balkema...........................  Executive Vice President, Healthcare
  Bayer HealthCare LLC
  511 Benedict Avenue
  Tarrytown, NY 10591
Emil Lansu................................  Executive Vice President, CropScience
  Bayer CropScience LP
  2 TW Alexander Drive
  Research Triangle Park, NC  27709
Randall S. Dearth.........................  Executive Vice President, Chemicals
Ian Paterson..............................  Executive Vice President, Polymers



                                                                       Exhibit B

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                                   BAYER AG


     The name, business address, and present principal occupation or employment of each of the directors and executive officers of Bayer AG are set forth below. Unless otherwise indicated, the business address of each such director or executive officer is Bayer Aktiengesellschaft, D-51368 Leverkusen, Federal Republic of Germany. All the directors and executive officers listed below are citizens of the Federal Republic of Germany, except for Mr. Kornblum, who is a U.S. citizen, Mr. Achleitner, who is a citizen of Austria and Mr. Ackermann, who is a citizen of Switzerland.

NAME AND BUSINESS ADDRESS                   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
- -------------------------                 -------------------------------------------
Werner Wenning............................  Chairman, Board of Management.
Klaus Kuehn...............................  Member, Board of Management.
Dr. Udo Oels..............................  Member, Board of Management.
Richard Pott..............................  Member, Board of Management.
Dr. Manfred Schneider.....................  Chairman, Supervisory Board.
Erhard Gipperich..........................  Vice Chairman, Supervisory Board;
                                            Chairman, Works Council.
Dr. Paul Achleitner.......................  Member, Supervisory Board;
  Allianz AG                                Member of Board of Management, Allianz AG.
  Koniginstr. 28
  80802 Munchen, Germany
Dr. Josef Ackermann........................ Member, Supervisory Board;
  Deutsche Bank AG                          Spokesman of the Board of Managing Directors
  Taunusanlage 12                           and Chairman of the Group Executive Committee
  60325 Frankfurt, Germany                  of Deutsche Bank AG.
Karl-Josef Ellrich........................  Member, Supervisory Board; Chairman, Works
  Bayer AG, Dormagen Plant                  Council, Dormagen plant, Bayer AG.
  41538 Dormagen, Germany
Thomas Hellmuth...........................  Member, Supervisory Board;
  Bayer CropScience AG                      Agricultural Engineer, Langenfeld, Bayer AG.
  Elisabeth-Selbert-Str. 4a
  40764 Langenfeld, Germany
Prof. Dr. Ing. e.h. Hans-Olaf Henkel......  Member, Supervisory Board;
  Gottfried Wilhelm Leibniz e.V.            President of Leibniz Association;
  Friedrichstr. 81                          Vice President of the Federation of German Industry.
  10117 Berlin, Germany
Dr. h.c. Martin Kohlhaussen...............  Member, Supervisory Board; Chairman of
  Commerzbank AG                            the Supervisory Board, Commerzbank AG.
  Kaiserplatz
  60261 Frankfurt am Main, Germany
John Christian Kornblum...................  Member, Supervisory Board;
  Lazard & Co. GmbH                         Chairman of Bankhaus Lazard.
  Pariser Platz 4a
  10117 Berlin, Germany
Petra Kronen..............................  Member, Supervisory Board;
  Bayer AG, Uerdingen Plant                 Chairman, Works Council, Uerdingen
  47812 Krefeld, Germany                    plant, Bayer AG.



NAME AND BUSINESS ADDRESS                    PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
- -------------------------                  -------------------------------------------

Dr. Heinrich von Pierer...................  Member, Supervisory Board;
  Siemens AG                                President and Chief Executive Officer,
  Wittelsbacherplatz 2                      Siemens AG.
  80333 Munchen, Germany
Wolfgang Schenk...........................  Member, Supervisory Board;
                                            Graduate Engineer, Bayer AG.
Hubertus Schmoldt.........................  Member, Supervisory Board;
  IG Bergbau, Chemie, Energie               Chairman, German Mine, Chemical and
  Konigsworther Platz 6                     Power Workers Union.
  30167 Hannover, Germany
Dieter Schulte............................  Member, Supervisory Board;
  German Trade Union Federation DGB         Former Chairman of the German Unions Federation.
  10178 Berlin, Germany
Dipl.-Ing. Dr. Ing E.h. Jurgen Weber......  Member, Supervisory Board; Chairman of
  Deutsche Lufthansa AG                     the Management Board, Deutsche Lufthansa AG.
  von Gablenz - Str. 2 - 6
  50679 Koln, Germany
Sigfried Wendlandt........................  Member, Supervisory Board; North Rhine
  IG Bergbau, Chemie, Energie               District Secretary of the German Mine,
  Hans-Bockler - Str. 39                    Chemical and Power Workers Union.
  40476 Dusseldorf, Germany
Reinhard Wendt............................  Member, Supervisory Board; Printer, Walsrode,
  Wolff Walsrode AG                         Bayer AG.
  29655 Walsrode, Germany
Thomas de Win.............................  Member, Supervisory Board; Commercial Clerk,
                                            Pulheim, Bayer AG.
Prof. Dr. Ernst-Ludwig Winnacker..........  Member, Supervisory Board; University Professor.
  Deutsche Forschungsgemeinschaft
  Kennedyallee 40
  53175 Bonn, Germany
Dr. Hermann Wunderlich....................  Member, Supervisory Board.
  Arndtstrasse 8
  51519 Odenthal, Germany




                                                                       Exhibit C


                DIRECTORS AND EXECUTIVE OFFICERS OF BAYER HEALTHCARE LLC

     The name, business address, and present principal occupation or employment of each of the directors and executive officers of Bayer HealthCare LLC are set forth below. Unless otherwise indicated, the business address of each such director and executive officer is Bayer HealthCare LLC, 511 Benedict Avenue, Tarrytown, NY 10591. All the directors and executive officers listed below are citizens of the United States, except for Dr. Attila Molnar, Markus Arnold, Dr. Gunnar Riemann, Wolfgang Hartwig, and Dr. Frank Wenzel who are citizens of the Federal Republic of Germany, and Rolf Classon, who is a citizen of Sweden.

NAME AND BUSINESS ADDRESS                   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
- -------------------------                   -------------------------------------------
Dr. Attila Molnar.........................  Director and Chairman
  Bayer Corporation
  100 Bayer Road
  Pittsburgh, PA  15205-9741
Rolf A. Classon...........................  Director and President and CEO
Joseph A. Akers...........................  Director
  Bayer Corporation
  100 Bayer Road
  Pittsburgh, PA  15205-9741
Markus Arnold.............................  Director Senior Vice President and
                                            Senior Administrative Officer
Dr. Gunnar Riemann........................  President, Biological Products Division
  Bayer HealthCare LLC                      and Executive Vice President
  79 TW Alexander Drive
  Research Triangle Park, NC  27709
Gary S. Balkema...........................  President, Consumer Care Division
  Bayer HealthCare LLC                      and Executive Vice President
  36 Columbia Road
  P.O. Box 1910
  Morristown, NJ 07962
Wolfgang Hartwig..........................  Director Director President, Diagnostics Division
                                            and Executive Vice President
John B. Payne.............................  President, Animal Health Division
  Bayer HealthCare LLC                      and Senior Vice President
  12707 Shawnee Mission Parkway
  Shawnee, KS  66216-1846
Dr. Frank Wenzel..........................  Vice President, Biltroller
  Bayer Corporation                         and Chief Accounting Officer
  100 Bayer Road
  Pittsburgh, PA  15205-9741



<PLAINTEXT>

                                                                  Exhibit D


                                                               Execution Version
                               AMENDMENT NO. 1 TO
                         COMMON STOCK PURCHASE AGREEMENT
     This Amendment No. 1 to Common Stock Purchase Agreement (the "Amendment")
is made as of April 30, 2003, between PharmaNetics, Inc, a North Carolina corporation (the "Company"), and Bayer Corporation, an Indiana corporation (the "Purchaser").
                                    RECITALS
     WHEREAS, the Company and the Purchaser are parties to that certain Common Stock Purchase Agreement dated as of April 23, 2001 (the "Common Stock Purchase Agreement"); and
     WHEREAS, the Company and the Purchaser desire to amend the registration rights and preemptive rights granted to the Purchaser pursuant to Sections 7.6 and 7.9, respectively, of the Common Stock Purchase Agreement and certain restrictions on the transfer of Common Stock set forth in Section 8.6(b) of the Common Stock Purchase Agreement.
     NOW, THEREFORE, in consideration of the premises and mutual covenants set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
  Section 1. Amendments to the Common Stock Purchase Agreement.
     1.1 Section 7.6 of the Common Stock Purchase Agreement is hereby amended and restated in its entirety to read as follows:
     7.6 Registration Rights.
         (a) Demand Registration.
             (i) At any time on or after the date hereof, the Covered Holders, provided the registration rights hereunder have not lapsed as set forth in
Section 7.6(i) hereof, may demand in writing that the Company effect a registration under the Securities Act of all or any portion of the Registrable Securities then outstanding. Without limiting the foregoing, so long as the Company is S-3 Eligible, then the Covered Holders shall also have the right, on not more than one occasion every six months, to require the Company to register for offer and sale pursuant to a Registration Statement on Form S-3 if so requested by a majority of the Covered Holders (which majority shall be calculated based on the number of Registrable Securities held by all Covered Holders) all or a portion of the Registrable Securities then outstanding with an expected aggregate offering price of at least $1,000,000; provided, however, that the Covered Holders may request registration of any amount of Registrable Securities where the request relates to all remaining Registrable Securities for the purpose of sale in the manner specified in such demand. Such demand shall also specify the number of Registrable Securities that the Covered Holders wish to have so registered. Each registration of Registrable Securities made pursuant to this Subsection (i) shall be a "Demand Registration." The Company shall prepare and file a registration statement on any available form of registration statement (the "Demand
Registration Statement"), for the public sale of the Registrable Securities as soon as practicable; provided, however, that if the Company shall furnish to the holders of Registrable Securities participating in a Demand Registration (the "Participating Holders") a certificate signed by the Chairman or President of the Company stating that in the good faith judgment of the Board of Directors of the Company, that such Demand Registration would materially and adversely affect any proposed or pending material acquisition, merger, business combination or other material transaction involving the Company and that such disclosure is not in the best interests of the Company and its shareholders, the Company shall have the right (i) to postpone (or, if necessary or advisable, withdraw) the filing, or delay the effectiveness, of a registration statement, (ii) to fail to keep such registration statement Continuously Effective and (iii) not to amend or supplement the registration statement or included prospectus after the effectiveness of the registration statement; provided that no one such postponement shall exceed 90 days in any six-month period and all such postponements shall not exceed 120 days in the aggregate in any 12-month period. The Company shall advise the Covered Holders of any such determination as promptly as practicable. Upon written notice from the Company to the Participating Holders delivered within 30 days of a demand to register Registrable Securities under this Section 7.6(a), the Covered Holders' right to demand registration pursuant to this Section 7.6(a) shall be suspended during the period commencing 7 days prior to and ending 90 days following the effective date of a registration statement for an underwritten public offering of the Common Stock.
               (ii)  All Participating Holders proposing to distribute
securities through such registration shall enter into an underwriting agreement with the managing or lead managing underwriter in the form customarily used by such underwriter with such changes thereto as the parties thereto shall agree.
If any Participating Holder disapproves of the terms of any such underwriting, it may elect to withdraw therefrom by written notice to the Company and the managing or lead managing underwriter. Any Registrable Securities so withdrawn from such underwriting shall be withdrawn from such registration.
               (iii) Whenever a registration is demanded pursuant to this
Section 7.6(a), unless a managing or lead managing underwriter objects thereto, the Company may include in such registration securities for offering by the Company and any other holder of securities, it being understood, however, that the Company's and such other holder's right of inclusion in such registration shall be subordinate to, and not pari passu with, the rights of the
Participating Holders.
               (iv)  If the managing underwriter thereof determines that the total number of shares of Registrable Securities to be sold in such offering shall be limited due to market conditions or otherwise, the reduction in the total number of shares offered shall be made in accordance with Section 7.6(b)(ii).
               (v)   The Participating Holders shall have the right to select
the underwriter or underwriters and manager or managers to administer such offering; provided, however, that each Person so selected shall be acceptable to the Company in its reasonable judgment.
               (vi)   The Company shall be obligated to effect not more than two
Demand Registrations; provided, however, that the Covered Holders may make unlimited Demand Registration requests in accordance with Subsection (i) so long as the Company is S-3 Eligible. For purposes of the preceding sentence, a Demand Registration shall not be deemed to have been effected (i) unless a Demand Registration Statement with respect thereto has become effective, (ii) if after such Demand Registration Statement has become effective, such Demand
Registration Statement or the related offer, sale or distribution of Registrable Securities thereunder is interfered with by any stop order, injunction or other order or requirement of the SEC or other governmental agency or court for any reason not attributable to the Participating Holders and such interference is not thereafter eliminated, (iii) if the conditions to closing specified in the underwriting agreement entered into in connection with such registration are not satisfied or waived, other than by reason of a failure on the part of the Participating Holders, (iv) upon the Company availing itself of Subsection (i) above or (v) the number of shares of Registrable Securities to be sold by the Covered Holders requesting a Demand Registration were reduced pursuant to Subsection (iv) above. If the Company shall have complied with its obligations under this Agreement, a right to demand a registration pursuant hereto shall be deemed to have been satisfied upon the earlier of (x) the date as of which all of the Registrable Securities included therein shall have been distributed pursuant to the Demand Registration Statement, and (y) the date as of which such Demand Registration shall have been Continuously Effective for a 90-day period or other period specified herein (not to exceed 120 days) following the effectiveness of such Demand Registration Statement, provided no stop order or similar order, or proceedings for such an order, is thereafter entered or initiated.
               (vii)  The Company shall use the Company's commercially
reasonable efforts to keep the relevant registration statement Continuously Effective, if a Demand Registration Statement, for up to 90 days or until such earlier date as of which all the Registrable Securities under the Demand Registration Statement shall have been disposed of in the manner described in the Registration Statement, or such longer period (but in no event longer than 120 days) as in the judgment of counsel for the underwriters a prospectus is required by law to be delivered in connection with sales of Registrable Securities by an underwriter or dealer in accordance with plan of distribution included in such Demand Registration Statement. Notwithstanding the foregoing, if for any reason the effectiveness of a Demand Registration Statement pursuant to this Subsection is delayed or suspended or filing of the Demand Registration Statement or seeking effectiveness thereof is postponed as permitted herein, the commencement of the foregoing period shall be extended by the aggregate number of days of such suspension or postponement.
               (viii) Except for registration statements on Forms S-4, S-8 or any successor thereto, the Company will not file with the SEC any other registration statement with respect to its capital stock, whether for its own account or that of other stockholders, from the date of receipt of a notice from requesting holders pursuant to this Section 7.6 until the completion of the period of distribution of the registration contemplated thereby.
            (b) Piggy-back Registration.
               (i)    If at any time the Company intends to file on its behalf
or on behalf of any of its shareholders (including Covered Holders, with respect to Registrable Securities, and eligible holders of Series B Registrable Securities) a registration statement in connection with a public offering of any securities of the Company on a form and in a manner that would permit the registration for offer and sale under the Securities Act of Registrable Securities held by a Covered Holder, other than a registration statement on Form S-8 or Form S-4 or any successor form or other forms promulgated for similar purposes, then the Company shall give written notice (an "Intended Offering Notice") of such intention to each Covered Holder at least 30 business days prior to the anticipated filing date of such registration statement. Such Intended Offering Notice shall offer to include in such registration statement for offer to the public such number or amount of Registrable Securities as each such Covered Holder may request, subject to the conditions set forth herein, and shall specify, to the extent then known, the number and class of securities proposed to be registered, the proposed date of filing of such registration statement, any proposed means of distribution of such securities, any proposed managing underwriter or underwriters of such securities and (if available or as soon as available) a good faith estimate (which may be a range) by the Company of the proposed maximum offering price of such securities, as such price is proposed to appear on the facing page of such registration statement. Any Covered Holder desiring to have Registrable Securities included in such registration statement and offered to the public shall so advise the Company in writing (the written notice of any such Covered Holder being a "Piggy-back Notice") not later than 10 business days after the Company's delivery to the Covered Holders of the Intended Offering Notice, setting forth the number of Registrable Securities such Covered Holder desires to have included in the registration statement and offered to the public. Upon the request of the Company, such Covered Holders shall enter into such underwriting, custody and other agreements as shall be customary in connection with registered secondary offerings or necessary or appropriate in connection with the offering.
               (ii) In connection with an underwritten offering, if the managing underwriter or underwriters advise the Company in writing that in its or their opinion the number of securities proposed to be registered exceeds the number that can be sold in such offering, the Company shall include in such registration the number of securities that, in the opinion of such managing underwriter or underwriters, can be sold as follows: (i) first, the securities that the Company proposes to sell on its behalf or, if the offering is a Demand Registration the securities proposed to be sold, for the shareholder or shareholders initiating such Demand Registration, as the case may be, (ii) second, holders of Registrable Securities and holders of Series B Registrable Securities, pro rata among such holders and (iii) third, other securities requested to be included in such registration; provided, however, the Covered Holders and the eligible holders of Series B Registrable Securities desiring to have securities included in such an underwritten offering (other than in the case of a Demand Registration) shall not be reduced to less than 20 percent of the aggregate securities to be sold in such offering, split in equal one-half parts (10 percent each) between the Covered Holders and the holders of the
Series B Registrable Securities. Notwithstanding the provisions of this Subsection (ii), if the registration was initiated at the request of the holders of Series B Registrable Securities pursuant to their demand rights as set forth in the Series B Registration Rights Agreement, priority in underwriter cutbacks with respect to such registration shall be governed by the provisions of the Series B Registration Rights Agreement, provided that the Covered Holders that have requested inclusion of their securities to be included therein shall have priority over any persons, other than Covered Holders as defined in the Series B Registration Rights Agreement, holding securities requested to be included in such registration, and the twenty percent requirement set forth in the previous sentence shall not apply to any such registration initiated at the request of holders of Series B Registrable Securities.
             (iii) The rights of the Covered Holders pursuant to Subsections (a) and (b) hereof are cumulative, and the exercise of rights under one such Subsection shall not exclude the subsequent exercise of rights under the other such Subsection. Notwithstanding anything herein to the contrary, the Company may abandon and/or withdraw any registration (other than pursuant to Subsection
(a) hereof) as to which any right under this Subsection (b) may exist at any time and for any reason without liability hereunder. In such event, the Company shall so notify each Covered Holder that has delivered a Piggy-back Notice to participate therein.
             (iv) Except for registration rights granted by the Company after the date hereof which are subordinate to the rights of the Covered Holders pursuant to Subsection (a) hereof and this Subsection (b), prior to the termination of this Agreement, the Company shall not grant any registration rights to any other Person without the consent of holders of a majority of the Registrable Securities then outstanding.
         (c) Registration Statement Information Relating to the Covered Holders. Each Covered Holder shall promptly upon receipt of written request provide the Company or any underwriter or counsel participating or otherwise involved in any such registration with any information relating to the Covered Holder or the Registrable Securities that is reasonably required to be included in the registration statement or the prospectus, or any amendment thereof, relating to such offering or required to cause the registration to be declared and remain effective. Such information shall be submitted in writing, signed by the Covered Holder, or a duly authorized representative or agent thereof, and shall state that the information is submitted specifically for the purpose of inclusion in the registration statement, prospectus, offering circular or other document related to the registration or qualification of the Registrable Securities pursuant hereto. If the Covered Holder fails within a reasonable time to provide such information, the Company may exclude from such registration the Registrable Securities requested by the Covered Holder to be included therein.
         (d) Registration Procedures. If and whenever the Company is required to effect the registration of any Registrable Securities of a Covered Holder pursuant hereto, the Company will:
             (i) prepare and file with the SEC a registration statement with respect to such Registrable Securities and use reasonable efforts to cause such registration statement to become and remain effective as provided herein; provided, however, that before filing a registration statement or prospectus or any amendments or supplements thereto, including documents incorporated by reference after the initial filing of the registration statement and prior to effectiveness thereof, the Company shall furnish to counsel for each Covered Holder participating in the registration and underwriters, copies of all such documents in the form substantially as proposed to be filed with the SEC at a reasonable time prior to filing for review and comment by such counsel;
             (ii) prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Securities
Act and rules thereunder with respect to the distribution of all securities covered by such registration statement and as may be reasonably requested by a Covered Holder participating in the registration or necessary to keep such registration statement effective. If the registration is for an underwritten offering, the Company shall amend the registration statement or supplement the prospectus whenever required by the terms of the underwriting agreement. Pending such amendment or supplement each Covered Holder participating in the registration, upon written notice by the Company, shall cease making offers or Transfers of Registrable Securities pursuant to the prior prospectus. In the event that any Registrable Securities included in a registration statement subject to, or required by, this Agreement remain unsold at the end of the period during which the Company is obligated to use its commercially reasonable efforts to maintain the effectiveness of such registration statement, the
Company may file a post-effective amendment to the registration statement for the purpose of removing such securities from registered status;
             (iii) notify each Covered Holder participating in the registration and the Underwriters' Representative and (if requested) confirm such advise in writing, as soon as practicable after notice thereof is received by the Company
(i) when a registration statement or any amendment thereto has been filed or becomes effective, the prospectus or any amendment or supplement to the prospectus included therein has been filed, and, to furnish each Covered Holder participating in the registration and the underwriters with copies thereof, (ii) of any request by the SEC for amendments or supplements to the registration statement or the prospectus included therein or for additional information,
(iii) if at any time the representations and warranties of the Company cease to be true and correct, and (iv) of the receipt by the Company of any notification with respect to the suspension or qualification of the Registrable Securities for offering or sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose;
             (iv) immediately notify each Covered Holder participating in the registration, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus included in the registration statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing, and if it is necessary, in the opinion of counsel to the Company, to prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective and current and to comply with the provisions of the Securities Act with respect to the sale or other disposition of all shares covered by such registration statement, including such amendments and supplements as may be necessary to reflect the intended method of disposition from time to time of each Covered Holder participating in the registration if the registration is effected in connection with an offering which is not underwritten;
             (v) cooperate with each Covered Holder participating in the registration and the Underwriters' Representatives to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be sold and not bearing any restrictive legends; and enable such Registrable Securities to be in such denomination and registered in such names as the Underwriters' Representative may request at least two business days prior to the sale of Registrable Securities to the underwriters;
             (vi) cooperate with each Covered Holder participating in the registration in connection with any filings required to be made with the NASD, and otherwise use its best efforts to comply with the rules, by-laws and regulations of the NASD as they apply to the registration;
             (vii) furnish to each Covered Holder participating in the registration such number of copies of a prospectus, including a preliminary prospectus and any amendments and any supplements thereto, in conformity with the requirements of the Securities Act, as each Covered Holder participating in the registration may reasonably request in order to facilitate the public sale or other disposition of the Registrable Securities owned by such Covered Holder;
             (viii) use reasonable efforts to register or qualify the
Registrable Securities covered by such registration statement under such other securities or blue sky or other applicable laws of such jurisdictions within the United States as each Covered Holder participating in the registration shall reasonably request to enable such Covered Holder to consummate the public sale or other disposition of the Registrable Securities owned by the Covered Holder, and to obtain the withdrawal of any order suspending the effectiveness of a registration statement, or the lifting of any suspension of the qualification
(or exemption from qualification) of the offer and Transfer of any of the Registrable Securities in any jurisdiction, at the earliest possible moment; except that the Company shall not for any such purpose be required (i) to qualify generally to do business as a foreign corporation in any jurisdiction in which it would not be required to so qualify but for such registration or qualification, (ii) to subject itself to taxation in any such jurisdiction, or
(iii) to consent to general service of process in any such jurisdiction;
             (ix) use its best efforts to furnish to each Covered Holder who has included Registrable Securities in the registration statement a signed counterpart, addressed to the Covered Holder, of (A) an opinion of counsel for the Company, dated the date of the closing under the underwriting agreement, and
(B) a "cold comfort" letter signed by the independent public accountants who have issued a report on the Company's financial statements included in such registration statement dated the date of effectiveness of the registration statement and the date of the closing under the underwriting agreement, covering substantially the same matters with respect to such registration statement (and the prospectus included therein) and, in the case of such accountants' letters, with respect to events subsequent to the date of such financial statements, as are customarily covered in opinions of issuer's counsel and in accountants' letters delivered to underwriters in underwritten public offerings of securities and, in the case of the accountants' letters, such other financial matters as such Covered Holder may reasonably request;
             (x) otherwise use its best efforts to comply with all applicable rules and regulations of the SEC, and make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least 12 months, beginning with the first month of the first fiscal quarter after the effective date of such registration statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act;
             (xi) use its best efforts to list such Registrable Securities on each securities exchange or over-the-counter market on which shares of Common Stock are then listed, if such Registrable Securities are not already so listed and if such listing is then permitted under the rules of such exchange and, if shares of Common Stock are not then listed on a securities exchange or over-the-counter market, to use its best efforts to cause such Registrable Securities to be listed on such securities exchange or over-the-counter market as the managing or lead managing underwriter shall reasonably request;
             (xii) use its best efforts to provide a transfer agent and registrar for such Registrable Securities not later than the effective date of such registration statement;
             (xiii) if requested by the managing or lead managing underwriter for any underwritten offering that includes any Registrable Securities, enter into an underwriting agreement with the underwriters of such offering, such agreement to contain such representations and warranties by the Company and such other terms and conditions as are contained in underwriting agreements customarily used by such managing or lead managing underwriter with such changes as the parties thereto shall agree, including, without limitation, provisions relating to indemnification and contribution in lieu thereof;
             (xiv) cooperate with each Covered Holder participating in the registration, and the Underwriters' Representative for such offering in the marketing, and customary selling efforts relating to the Registrable Securities, including participating for a period not in excess of five (5) business days per Demand Registration in customary "road show" presentations as may be reasonably requested by the Underwriters' Representative;
             (xv) promptly notify each Covered Holder participating in the registration of any stop order issued or threatened to be issued by the SEC in connection therewith and take all reasonable actions required to prevent the entry of such stop order or to remove it if entered; and
             (xvi) make available for inspection by each Covered Holder participating in the registration, any underwriter participating in such offering and the representatives of such Covered Holder and such underwriter all financial and other information as shall be reasonably requested by them, and provide the Covered Holder, any underwriter participating in such offering and the representatives of the Covered Holder and such underwriter the reasonable opportunity to discuss the business affairs of the Company with its principal executives and independent public accountants who have certified the audited financial statements included in such registration statement, in each case all as necessary to enable them to exercise their due diligence responsibilities under the Securities Act; provided, however, that information that the Company determines, in its reasonable and good faith judgment, to be confidential and which the Company advises such Person in writing, is confidential shall not be disclosed unless such Person signs a confidentiality agreement reasonably satisfactory to the Company.
         (e) Termination of Sales. During the effective period of any registration statement covering Registrable Securities, each Covered Holder will not effect sales thereof after receipt of telegraphic or written notice from the Company to suspend sales to permit the
Company to correct or update a registration statement or prospectus until such Covered Holder receives written notice from the Company that the registration statement or prospectus has been corrected or updated. At the end of the effective period of any registration statement covering any Registrable Securities, each Covered Holder participating in the registration shall discontinue sales of shares pursuant to such registration statement upon receipt of notice from the Company of its intention to remove from registration the shares covered by such registration statement which remain unsold, and such Covered Holder shall notify the Company of the number of shares registered which remain unsold immediately upon receipt of such notice from the Company.
          (f) Expenses of Registration. With respect to the registrations effected pursuant to Subsections (a) and (b) hereof, the Company shall bear and pay all expenses incurred in connection with any registration, filing, or qualification of Registrable Securities with respect to such registrations, including all registration, filing and NASD fees, all fees and expenses of complying with securities or blue sky laws, all word processing, duplicating and printing expenses, messenger and delivery expenses, the reasonable fees and disbursements of counsel for the Company, and of the Company's independent public accountants, including the expenses of any special audits or "cold comfort" letters required by or incident to such performance and compliance, premiums and other costs of policies of insurance obtained by the Company against liabilities arising out of the public offering of Registrable Securities being registered and the reasonable fees and disbursements of one counsel designated by the majority of Covered Holders participating in the registration (the "Registration Expenses"), but in no event shall the Company bear underwriting discounts and commissions and transfer taxes relating to
Registrable Securities or fees and expenses of more than one counsel to the Covered Holders participating in the registration and provided that the Company shall not be required to pay for any expenses of any registration begun pursuant to Subsection (a) if the registration is subsequently withdrawn at the request of the Covered Holders making the demand (in which case the Covered Holders shall bear such expense), other than by reason of failure of the Company to comply with its covenants contained herein unless the Covered Holders making the demand agrees that such withdrawn registration shall constitute one of the
Demand Registrations under Subsection (a) hereof.
          (g) Indemnification.
              (i) In any registration in which a Covered Holder participates, the Company will indemnify such Covered Holder and each underwriter and selling broker for each Covered Holder and each officer and director of each Covered Holder and each person, if any, who controls such Covered Holder or any such underwriter or broker within the meaning of Section 15 of the Securities Act, against all claims, losses, damages, expenses and liabilities (or actions in respect thereof), including any of the foregoing incurred in settlement of any litigation, commenced or threatened, arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any preliminary prospectus or amended preliminary prospectus or in the prospectus, offering circular or other document incident to any registration, qualification or compliance (or in any related registration statement, notification or the like) as such may be amended or supplemented from time to time or any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or any violation by the Company of the Securities Act or any rule or regulation promulgated thereunder
or any state securities laws or regulations applicable to the Company in connection with any such registration, qualification or compliance, and will reimburse each Covered Holder and each such underwriter, broker and controlling person for any legal and any other expenses reasonably incurred, as such expenses are incurred, in connection with investigating or defending any such claim, loss, damage, liability or action; provided, however, that the Company will not be liable in any such case to the extent that any such claim, loss, damage or liability arises out of or is based on any untrue statement or omission made in reliance upon and in conformity with written information furnished to the Company in an instrument executed by a Covered Holder or the underwriter for a Covered Holder or any representative of a Covered Holder or the underwriter for a Covered Holder and stated to be specifically for use therein.
              (ii) In any registration in which a Covered Holder participates, such Covered Holder will indemnify the Company and its officers and directors, each person, if any, who controls any thereof within the meaning of Section 15 of the Securities Act and their respective successors and any underwriter for the Company for such registration and each other security holder participating in the registration against all claims, losses, damages, expenses and liabilities (or actions in respect thereof) arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any preliminary prospectus or amended prospectus or in the prospectus, offering circular or other document incident to any registration statement, qualification or compliance (or in any related registration statement, notification or the like) as such may be amended or supplemented from time to time or any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and will reimburse the Company and each other person indemnified pursuant to this paragraph (ii) for any legal and any other expenses reasonably incurred, as such expenses are incurred, in connection with investigating or defending any such claim, loss, damage, liability or action; provided, however, that this paragraph (ii) shall apply only if (and only to the extent that) such statement or omission was made in reliance upon and in conformity with written information (including, without limitation, written negative responses to inquiries) furnished to the Company specifically for inclusion in the prospectus, offering circular, or other document incident to the registration statement by an instrument duly executed by the Covered Holder or its representatives, and as to which the Company had no actual knowledge. Notwithstanding the foregoing, the liability of a Covered Holder under this Subsection (ii) shall be limited to an amount equal to the aggregate proceeds received by the Covered Holder from the sale of its shares in such registration, unless such liability arises out of or is based on willful misconduct by the Covered Holder.
              (iii) Each party entitled to indemnification hereunder (the "Indemnified Party") shall give notice to the party required to provide indemnification (the "Indemnifying Party") promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and shall permit the Indemnifying Party (at its expense) to assume the defense of any claim or any litigation resulting therefrom, provided that counsel for the Indemnifying Party, who shall conduct the defense of such claim or litigation, shall be satisfactory to the Indemnified Party, and the Indemnified Party may participate in such defense at such party's expense, and provided, further, that the omission by any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this Section 7.6(g) except to the extent that the omission results from a failure of actual notice to the
Indemnifying Party by the Indemnified Party and such Indemnifying Party is damaged solely as a result of the failure to give notice; and provided further, however, that the Indemnifying Party shall not be entitled to assume the defense for matters as to which there is, in the opinion of counsel to the Indemnified Party, a conflict of interest or separate and different defenses. No
Indemnifying Party, in the defense of any such claim or litigation, shall, except with the consent of each Indemnified Party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect of such claim or litigation.
              (iv)  The payments with respect to any indemnity required by this
Section 7.6(g) shall be made by periodic payments during the course of the investigation or defense, as and when bills are received or expenses incurred, upon submission of supporting invoices or other claims for payment, including any calculations necessary to pro-rate any amounts payable pursuant to the indemnity.
          (h) Contribution.
              (i) If the indemnification provided for in Section 7.6(g) hereof is unavailable to the Indemnified Parties in respect of any losses, claims, damages, liabilities or expenses (or actions in respect thereof) referred to therein, then each such Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such losses, claims, damages, liabilities or expenses (or actions in respect thereof) in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party on the one hand and the Indemnified Party on the other in connection with the statement or omission which resulted in such losses, claims, damages, liabilities or expenses (or actions in respect thereof), as well as any other relevant equitable considerations. The relative fault shall be determined by reference to, among other things, whether the untrue statement (or alleged untrue statement) of a material fact or the omission (or alleged omission) to state a material fact relates to information supplied by the Indemnifying Party or the Indemnified Party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company and each Covered Holder agree that it would not be just and equitable if contribution pursuant to this Section 7.6(h) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to above. The amount paid or payable by an Indemnified Party as a result of the losses, claims, damages, liabilities or expenses (or actions in respect thereof) referred to above in this Section
7.6(h) or in Section 7.6(g) shall be deemed to include any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such action or claim.
              (ii) Notwithstanding anything to the contrary contained herein, the obligation of a Covered Holder to contribute pursuant to this Section 7.6(h) is several and not joint and a Covered Holder shall not be required to contribute any amount in excess of the amount by which the total price at which the shares of the Covered Holder were offered to the public exceeds the amount of any damages which the Covered Holder has otherwise been required to pay by reason of such untrue statement (or alleged untrue statement) or omission (or alleged omission).
              (iii) No person guilty of fraudulent misrepresentation (within the meaning of Section 11 (f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.
          (i) Rule 144 Requirements. The Company shall make whatever filings with the SEC or otherwise and undertake to make publicly available and available to each Covered Holder, pursuant to Rule 144 of the SEC under the Securities Act (or any successor rule or regulation), such information as is necessary to enable a Covered Holder to make sales of Registrable Securities pursuant to that Rule. The Company shall furnish to a Covered Holder, upon request, a written statement executed by the Company as to the steps it has taken to comply with the current public information requirements of Rule 144.
          (j) Survival and Termination of Rights. The agreements and covenants contained in this Section 7.6 shall be continuing and shall survive any Transfer of the Shares to any Person who is a Covered Holder. However, the rights of Covered Holders to cause the Company to register their Registrable Securities hereunder shall terminate with respect to such securities and such securities shall no longer be deemed to be Registrable Securities following a bona fide, firmly underwritten public offering of such Registrable Securities under the Securities Act resulting in less than 20% of the Registrable Securities remaining outstanding or at such time as the Covered Holders are able to dispose of all of their Registrable Securities in one three-month period pursuant to the provisions of Rule 144.
          (k) Sales During Registration. If so requested by the Underwriters' Representative in connection with an offering of any Registrable Securities, the Company shall agree not to effect any sale or distribution of shares of Common Stock during the 7-day period prior to, and during the 90-day period beginning on, the date a registration statement is declared effective under the Securities Act by the SEC. The Company agrees to use its commercially reasonable efforts to obtain from each holder of restricted securities of the Company the same as or similar to those being registered by the Company on behalf of each Covered Holder, or any restricted securities convertible into or exchangeable or exercisable for any of its securities, an agreement not to effect any sale or distribution of such securities (other than securities purchased in a public offering) during any period referred to in this paragraph, except as part of any such registration statement if permitted. Without limiting the foregoing, if the Company grants any Person (other than a holder of Registrable Securities) any rights to demand or participate in a registration, the Company agrees that the agreement with respect thereto shall include such Person's agreement as contemplated by the previous sentence.
     1.2 Section 7.9 of the Common Stock Purchase Agreement is hereby amended and restated in its entirety to read as follows:
          7.9 Preemptive Rights. The Company shall, prior to any issuance by the Company of any of its securities (other than debt securities with no equity feature), offer to each Covered Holder by written notice the right, for a period of thirty (30) days, to purchase the Covered Holder's Pro Rata Share (as such term is defined below) of such securities for cash at a price equal to the price or other consideration for which such securities are to be issued; provided, however, that the preemptive rights of each Covered Holder pursuant to this Section 7.9 shall not apply to securities issued
     (A) upon
     conversion of any shares of the Preferred Stock outstanding on the Closing Date (B) as a stock dividend or upon any subdivision of shares of Common Stock, provided that the securities issued pursuant to such stock dividend or subdivision are limited to additional shares of Common Stock, (C) pursuant to options or other rights which are issued pursuant to the 1994 or 1995 Stock Option Plans or any similar plan approved by the Board of Directors of the Company and the holders of Voting Securities within one year of such Board approval or (D) in payment of dividend obligations on the Preferred Stock. The Company's written notice to each Covered Holder shall describe the securities proposed to be issued by the Company and specify the number, price and payment terms. A Covered Holder may accept the Company's offer as to the full number of securities offered to it or any lesser number by written notice thereof given by it to the Company prior to the expiration of the aforesaid thirty (30) day period, in which event the Company shall promptly sell and such Covered Holder shall buy, upon the terms specified, the number of securities agreed to be purchased by the Covered Holder. For purposes of this Section 7.9, a Covered Holder's "Pro Rata Share" of offered securities shall be determined by multiplying the full number of securities offered by the Company by a fraction, the numerator of which shall be the number of shares of Common Stock held by the Covered Holder as of the date of the Company's notice of offer and the denominator of which shall be the aggregate number of shares of Common
     Stock (calculated as aforesaid) held on such date by all holders of capital stock of the Company. The Company shall be free at any time following expiration of the thirty-day offer period and prior to ninety (90) days after the expiration of the thirty day offer period, to offer and sell to any third party or parties the number of the securities not agreed by the Covered Holders to be purchased by them, all at a price and on payment terms no less favorable to the Company than those specified in such notice of offer to the Covered Holders. However, if such third party sale or sales are not consummated within such ninety (90) day period, the Company shall not sell such securities as shall not have been purchased within such period without again complying with this Section 7.9.
     1.3  Section 8.6(b) of the Common Stock Purchase Agreement is hereby amended and restated in its entirety to read as follows:
     8.6  Restrictions on Transfer of Voting Securities.
          (a) The Purchaser shall not, directly or indirectly, sell or Transfer any Voting Securities for a period of one year commencing with the Closing Date.
          (b) Subject to Section 8.6(a), the Purchaser shall not, directly or indirectly, sell or Transfer any Voting Securities, except
              (i)   to the Company or any person or group approved by the
Company;
              (ii) to an Affiliate of the Purchaser, as long as such Affiliate agrees to hold such Voting Securities subject to all the provisions of this Agreement, including this Section 8.6;
              (iii) pursuant to Rule 144 under the Securities Act;
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              (iv)  pursuant to an effective registration statement under the
Securities Act;
              (v) subject to the Company's right of first refusal as set forth in Section 9.1 hereof, in transactions not otherwise described in this Section 8.6(b);
              (vi) pursuant to a bona fide pledge of such Voting Securities to an institutional lender to secure a loan, guarantee or other financial support, provided that such lender agrees to hold such Voting Securities subject to all provisions of this Agreement and any sale or disposition by such lender of such pledged Voting Securities shall be subject to the limitations of this Section 8.6; or
              (vii) pursuant to a pro rata dividend to the stockholders of the Purchaser.
     1.4 Section 10 of the Common Stock Purchase Agreement is hereby amended to delete the defined term "Inclusion Notice" therefrom and to add thereto in the appropriate alphabetical position the following new definitions:
     "Covered Holder" means (i) any member of the Purchaser Group and (ii) any other Person that holds a minimum of 20 percent of the Registrable Securities.
     "Demand Registration Statement" shall have the meaning set forth in Section 7.6(a).
     "Intended Offering Notice" shall have the meaning set forth in Section 7.6(b).
     "Piggy-back Notice" shall have the meaning set forth in Section 7.6(b).
     "S-3 Eligible" means that the Company meets the registrant requirements and transaction requirements for the use of Form S-3 (or any successor form thereto) of the SEC, as set forth in the General Instructions to such Form (or any successor form thereto).
     "Series B Registrable Securities" means any securities of the Company that may be "Registrable Securities" under the Series B Registration Rights Agreement.
     "Series B Registration Rights Agreement" means that certain Registration Rights Agreement dated as of April 30, 2003 by and among the Company and the shareholders listed on Exhibit A thereto.
     1.5 The second sentence of Section 11.5 of the Common Stock Purchase Agreement is hereby amended in its entirety to read as follows:
     Except as otherwise provided in this Agreement, this Agreement may not be assigned by a party without the prior written consent of the other party except by operation of law and except, in the case of the Purchaser, to an Affiliate of the Purchaser or as otherwise provided in Section 8.6(b), in which case the assignee shall be subject to all of the provisions of this Agreement except as otherwise provided herein.
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   Section 2.  Definitions. All capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed thereto in the Common Stock Purchase Agreement.
   Section 3.  Governing Law. This Amendment shall be governed in all respects by the laws of the State of North Carolina as applied to contracts entered into solely between residents of, and to be performed entirely within, such state.
   Section 4. Entire Agreement. This Amendment, the Common Stock Purchase Agreement, that certain letter agreement between the Company and the Purchaser dated January 15, 2003 (the "Letter Agreement") and the other documents delivered pursuant hereto constitute the full and entire understanding and agreement between the parties with regard to the subject matter hereof and thereof and supersede all prior agreements and understandings among the parties relating to the subject matter hereof and in the Common Stock Purchase Agreement and the Letter Agreement. No party shall be liable or bound to any other party in any manner by any warranties, representations or covenants except as specifically set forth herein or in the Common Stock Purchase Agreement or
Letter Agreement. This Amendment, the Common Stock Purchase Agreement, the
Letter Agreement or any term hereof or thereof may be amended, waived, discharged or terminated other than by a written instrument signed by the party against whom enforcement of any such amendment, waiver, discharge or termination is sought.
   Section 5. Counterparts. This Amendment may be executed in any number of counterparts, each of which may be executed by fewer than all of the parties, each of which shall be enforceable against the parties actually executing such counterparts, and all of which together shall constitute one instrument.
   Section 6. Severability. In the event that any provision of this Amendment becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Amendment shall continue in full force and effect without said provision; provided, that no such severability shall be effective if it materially changes the economic impact of this Amendment on any party.
   Section 7. Headings. Headings of the various sections of this Amendment have been inserted for convenience of reference only and shall not be relied upon in construing this Amendment. Use of any gender herein to refer to any person shall be deemed to comprehend masculine, feminine and neuter unless the context clearly requires otherwise.
   Section 8. Expenses. Each party hereto shall pay its own costs and expenses incurred in connection herewith, including the fees of its counsel, auditors and other representatives, whether or not the transactions contemplated herein are consummated.
   Section 9. Third Party Beneficiaries. Nothing in this Amendment shall create or be deemed to create any rights in any person or entity not a party to this Amendment except for such rights as may exist by virtue of any contract or other agreement existing on the date hereof.
   Section 10. Attorneys' Fees. The prevailing party in any litigation between any Covered Holder and the Company involving this Amendment shall be entitled to recover from the other party its reasonable attorneys' fees and costs.
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   Section 11. Conflicts. To the extent any provision of this Amendment conflicts with any provision of the Series B Registration Rights Agreement, the provision contained in this Amendment shall govern.
   Section 12. Amendment. Sections 7.6, 7.9 and 8.6(b) of that certain Stock Purchase Agreement dated August 28, 1998 (the "1998 Purchase Agreement") between Cardiovascular Diagnostics, Inc. (predecessor to the Company) and Chiron Diagnostics Corporation (predecessor to the Purchaser), as amended by Section
11.18 of the Common Stock Purchase Agreement, are hereby amended and restated in their entirety in Sections 7.6, 7.9 and 8.6(b), respectively, of the Common
Stock Purchase Agreement as amended and restated in this Amendment. Sections 10 and 11.5 of the 1998 Purchase Agreement are hereby amended in Sections 10 and 11.5, respectively, of the Common Stock Purchase Agreement as amended by this Amendment.
                     [The next page is the signature page.]
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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective authorized officers as of the date first above written.
                                        PHARMANETICS, INC.
                                        By:  /s/ John Funkhouser
                                             --------------------------
                                             Name:  John Funkhouser
                                             Title: President
                                        BAYER CORPORATION
                                        By:  /s/ George J. Lykos
                                             --------------------------
                                             Name:  George J. Lykos
                                             Title: SVP, CLO and Secretary